UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2010

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 14, 2010, NTS Realty Holdings Limited Partnership issued a press release to announce that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a fourth quarter distribution of $0.05 per unit on NTS Realty's limited partnership units. The distribution will be paid on January 14, 2011, to limited partners of record at the close of business on December 31, 2010. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

     (a)   Financial Statements of Businesses Acquired: N/A
     (b)   Pro Forma Financial Information: N/A
     (c)   Shell Company Transactions: N/A
     (d)   Exhibits:
               99.1   Press release of NTS Realty Holdings Limited Partnership, dated December 14, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By:



Name: Gregory A. Wells
Title: Executive Vice President and CFO
Date: December 15, 2010



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800

Contact: Gregory A. Wells, Executive Vice President and CFO   Date: December 14, 2010

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces Fourth Quarter Distribution

Louisville, KY (December 14, 2010) (NYSE Amex: NLP) – NTS Realty Holdings Limited
Partnership (the "Company") announced today that the board of directors of its managing
general partner, NTS Realty Capital, Inc., approved a quarterly distribution of $0.05 per unit on
the Company's limited partnership units. The distribution will be paid on January 14, 2011 to
limited partners of record at the close of business on December 31, 2010. Distributions to
limited partners are made in accordance with the Company's distribution policy as described in
its most recent annual report on Form 10-K filed with the Securities and Exchange Commission
on March 29, 2010.

A spokesperson for the Company indicated that, "In addition to the fourth quarter distribution, to
the extent the Company has generated additional revenue in 2010 that otherwise would be
available for distribution to its limited partners, the Company intends to establish and fund a
reserve account to be used for future property acquisitions or other working capital purposes.
Moreover, the Company expects to continue its conservative philosophy with respect to
distributions for the first quarter of 2011. The amount of any future distributions will be subject
to the performance of the Company's properties, its potential acquisitions and dispositions, the
need for cash reserves and other factors, including, but not limited to, the volatility being
exhibited in the domestic and international financial markets, the outcome of the pending
property tax appeals related to certain of the Company's properties and the continued ability of
the Company to favorably address vacancy and bad debt issues at its commercial and retail
properties. The actual amount and timing of all future distributions must be approved by the
managing general partner's board of directors."

About NTS Realty Holdings Limited Partnership

The Company directly, as a tenant in common with unaffiliated co-owners, or as a majority joint
venture partner with an affiliate, currently owns twenty-two properties comprised of fourteen
multifamily properties, six office buildings and business centers and two retail properties. The
properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova,
Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and
Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE Amex
platform under the trading symbol of "NLP."

– more –

Forward Looking Statements

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 29, 2010, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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